SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

JAKKS Pacific, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

47012E106
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong) LLC

21/F Man Yee Building

68 Des Voeux Road, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,443,377 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on September 29, 2015 ("Amendment No. 1"), by Amendment No. 2 filed with the SEC on October 27, 2015 ("Amendment No. 2"), by Amendment No. 3 filed with the SEC on December 27, 2016 ("Amendment No. 3") and by Amendment No. 4 filed with the SEC on January 27, 2017 ("Amendment No. 4," and the Original Schedule 13D as amended hereby and by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Shares"), of JAKKS Pacific, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

A total of $21,550,000 aggregate principal amount of 2018 Convertible Senior Notes were exchanged for $21,550,000 aggregate principal amount of new Notes (as defined below) pursuant to the terms and conditions of that certain Exchange Agreement dated as of November 7, 2017 by and between the Issuer and Oasis II Fund (the "Exchange Agreement").

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 7, 2017, Oasis II Fund and the Issuer entered into the Exchange Agreement, which provides for the exchange of $21,550,000 of its existing 4.25% Convertible Senior Notes due 2018 owned by Oasis II Fund for a Convertible Note due November 1, 2020 with an equal face value (the "Note"). Interest on the Note, payable on each May 1 and November 1 until maturity, is at an annual rate of 3.25% if paid in cash and 5% if paid in stock.

The Note provides, among other things, that the initial conversion price is $3.05. The conversion price will be reset on November 1, 2018 and November 1, 2019 (each, a “reset date”) to a price equal to 105% above the 5-day VWAP preceding the reset date, subject to certain exceptions and limitations as set forth in the Note. The Issuer may trigger a mandatory conversion of the Note if the market price exceeds 150% of the then conversion price for 20 consecutive days and may redeem the Note in cash if a person acquires Shares and as a result owns at least 49% of the issued and outstanding Shares. Oasis II Fund may require repayment of the Note upon the occurrence of certain fundamental changes, as such term is defined in the Note. The Note also provides that (i) it is nontransferable for 12 months, (ii) until November 1, 2018 the Issuer may not issue any convertible securities unless its stock price exceeds $6.00 for 20 consecutive trading days, and (iii) in the event the Issuer repurchases its outstanding convertible notes due in 2018 and 2020 for cash and/or stock, the stock component is limited to the amount of stock equal to Oasis II Fund’s short position.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 6 of 8 Pages

Until shareholder approval is obtained (which approval the Issuer is obligated to seek), limitations in place will prevent the Issuer from issuing to Oasis II Fund more than 19.9% of the Issuer’s pre-closing number of issued and outstanding Shares. Another limitation will limit Oasis II Fund’s ability to submit for conversion any part of the Note if the potential number of Shares issuable upon such conversion of the Note which, when added to all other Shares deemed to be beneficially owned by Oasis II Fund, would result in Oasis II Fund’s ownership of more than 9.99% of the Issuer’s issued and outstanding Shares. The Issuer has the discretion to repay the Note and accrued interest thereon in stock, in cash and/or in a combination thereof, provided that any payment in stock is contingent upon the satisfaction of certain equity conditions. Accordingly, the shares underlying the Note are not beneficially owned by the Reporting Persons.

Pursuant to the terms of a registration rights agreement entered into concurrently with the Exchange Agreement and the Note (the "Registration Rights Agreement"), the Issuer agreed to provide Oasis II Fund with customary registration rights with respect to any potential Shares the Issuer determines to issue pursuant to the terms of the Note.

The foregoing descriptions of the Exchange Agreement, Note and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Exchange Agreement, Note and Registration Rights Agreement, which are referenced as Exhibits 3, 4 and 5 hereto, respectively (which are incorporated by reference to Exhibits 10.1, 10.2 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 8, 2017).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages hereto for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 26,987,430 Shares reported by the Issuer to be outstanding as of August 9, 2017, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2017, filed with the SEC on August 9, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in this Amendment No. 5, there have been no transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than the holdings of the 4.875% Convertible Senior Notes due 2020 and the new Notes, the Joint Filing Agreement, the Cooperation Agreement, the Exchange Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3:	Exchange Agreement, dated November 7, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on November 8, 2017)
Exhibit 4:	Note, dated November 7, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on November 8, 2017)
Exhibit 5:	Registration Rights Agreement, dated November 7, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on November 8, 2017)

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2017

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	General Counsel

OASIS INVESTMENTS II MASTER FUND LTD.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER